UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___ to ___
Commission file number 1-1169
THE HOURLY PENSION INVESTMENT PLAN
(Full title of the Plan)
THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

Audited Financial Statements and
Supplemental Schedules
The Hourly Pension Investment Plan
December 31, 2006 and 2005, and Year Ended December 31, 2006
With Report of Independent Registered Public Accounting Firm

The Hourly Pension Investment Plan
Audited Financial Statements and Supplemental Schedules
December 31, 2006 and 2005, and
Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm
The Timken Company, Administrator of
  The Hourly Pension Investment Plan
We have audited the accompanying statements of net assets available for benefits of The Hourly Pension Investment Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions and assets (held at end of year) as of December 31, 2006, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
               /s/ Ernst & Young LLP
Cleveland, Ohio
June 22, 2007

The Hourly Pension Investment Plan
Statements of Net Assets Available for Benefits

	December 31,
	2006	2005

Assets
Investments, at fair value:
Interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans	$109,102,823	$107,962,662
Participant notes receivable	8,267,916	6,843,522

Total investments, at fair value	117,370,739	114,806,184

Receivables:
Contribution receivable from participants	157,884	243,878
Contribution receivable from The Timken Company	299,307	347,879

Total receivables	457,191	591,757

Net assets available for benefits at fair value	117,827,930	115,397,941

Adjustment from fair value to contract value for interest in The Master Trust Agreement for The Timken Company Defined Contributions Plans relating to fully benefit-responsive investment contracts	111,961	72,906

Net assets available for benefits	$117,939,891	$115,470,847

See accompanying notes.

The Hourly Pension Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions
Investment income:
Net investment gain from The Master Trust Agreement for The Timken Company Defined Contribution Plans	$2,032,386
Interest	511,550

2,543,936

Participant rollovers	68,703

Contributions:
Participants	4,456,126
The Timken Company	3,501,660

7,957,786

Total additions	10,570,425

Deductions
Benefits paid directly to participants	7,852,233
Administrative expenses	95,682

Total deductions	7,947,915

Net increase prior to transfers	2,622,510
Transfers between plans	(153,466)

Net increase	2,469,044

Net assets available for benefits:
Beginning of year	115,470,847

End of year	$117,939,891

See accompanying notes.

The Hourly Pension Investment Plan
Notes to Financial Statements
December 31, 2006 and 2005, and
Year Ended December 31, 2006
1. Description of the Plan
The following description of The Hourly Pension Investment Plan (the Plan) provides only general information. Participants should refer to their Total Rewards handbook (Summary Plan Description) for a more complete description of the Plan’s provisions. Copies of the handbook are available from The Timken Company (Timken, the Company, and Plan Administrator).
General
The Plan is a defined contribution plan covering nonbargaining hourly employees of the Company’s manufacturing facilities located in Canton, Ohio; Wauseon, Ohio; Bucyrus, Ohio; Lincolnton, North Carolina; and Gaffney, South Carolina. Employees become eligible to participate in the Plan the first of the month coincident with or next following the completion of one full calendar month of full-time service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Under the provisions of the Plan, participants may elect to contribute up to 20% of their gross earnings directly to the Plan subject to Internal Revenue Service (IRS) limitations. Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matches employee contributions, “Matching Contributions,” at an amount equal to 100% of the first 3% of participant’s gross earnings and 50% of the excess of 3% up to the next 3% of the participant’s gross earnings.
The Plan provides for a quarterly “Core Contribution” by the Company for employees who did not have five years of Credited Service or 50 points (in Credited Service and age) as of December 31, 2003. This contribution is based on the participant’s full years of service and age as of December 31 of the previous calendar year. Core Contribution amounts range from 1.0% to 4.5%.

The Hourly Pension Investment Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Upon enrollment, a participant must direct the percentage of their contribution to be invested in each fund in increments of 1%. All Matching Contributions are made in Timken common shares. Participants are not allowed to direct the investment of the Matching Contributions made in Timken common shares until January 1, following three calendar years after the Matching Contribution was made; reaching the age of 55; 30 years of service; or following retirement. Core Contributions are invested based on the participant’s investment election. Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunications system and through the Internet.
Participants may elect to have their dividends in The Timken Company Common Stock Fund distributed to them in cash rather than automatically reinvested in Timken common shares.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) plan earnings, and is charged administrative expenses, as appropriate. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions and Matching Contributions plus actual earnings thereon. Participants vest in the Core Contributions after the completion of three years of service.
Participant Notes Receivable
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms generally cannot exceed five years for general purpose loans and 30 years for residential loans. The loans are secured by the balance in the participant’s account and bear interest at an interest rate of 1% in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

The Hourly Pension Investment Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Payment of Benefits
On termination of service, a participant may receive a lump-sum amount equal to the vested balance of their account, or elect to receive installment payments over a period of time not to exceed their life expectancy. If a participant’s vested balance is greater than $1,000, they may leave their assets in the Plan until age 70 1/2.
Transfers Between Plans
Certain participants who change job positions within the Company and, as a result, are covered under a different defined contribution plan offered by the Company may be eligible to transfer their account balance between plans.
Plan Termination
Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the trustee shall distribute to each participant the balance in their separate account.
2. Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.

The Hourly Pension Investment Plan
Notes to Financial Statements (continued)
2. Accounting Policies (continued)
New Accounting Pronouncement
In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.
As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005, presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value and are invested in The Master Trust Agreement for The Timken Company Defined Contribution Plans (Master Trust), which was established for the investment of assets of the Plan and the seven other defined contribution plans sponsored by the Company. The fair value of the Plan’s interest in the Master Trust is based on the value of the Plan’s interest in the fund plus actual contributions and allocated investment income (loss) less actual distributions.

The Hourly Pension Investment Plan
Notes to Financial Statements (continued)
2. Accounting Policies (continued)
The Plan’s trustee, JP Morgan (Trustee) maintains a collective investment trust of Timken common shares in which The Timken Company’s Defined Contribution Plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year. The valuation per unit of The Timken Company Common Stock Fund was $16.20 and $17.79 at December 31, 2006 and 2005, respectively.
Investments in registered investment companies and common collective funds are valued at the redemption value of units held at year-end. Participant loans are valued at cost, which approximates fair value. The fair value of investment contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Investments
The Trustee, holds all the Plan’s investment assets and executes investment transactions. All investment assets of the Plan, except for participant loans, are pooled for investment purposes in the Master Trust.

The Hourly Pension Investment Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The following table presents a summary of the investments of the Master Trust as of December 31:

	2006	2005

Investments, at fair value as determined by quoted market price:
The Timken Company Common Stock Fund	$328,532,326	$371,273,167
Registered investment companies	276,803,386	204,247,230
Common collective funds	277,910,070	251,476,932

	883,245,782	826,997,329

Investment contracts, at fair value	145,405,625	127,627,313
Adjustment from fair value to contract value	1,818,969	1,338,233

Investment contracts, at contract value	147,224,594	128,965,546

	$1,030,470,376	$955,962,875

At December 31, 2006, The Timken Company Common Stock Fund consisted of 20,281,150 units of the Company’s common stock. The Plan’s interest in the Master Trust was 10.60% as of December 31, 2006.

The Hourly Pension Investment Plan
Notes to Financial Statements (continued)
3. Investments (continued)
Investment income relating to the Master Trust is allocated to the individual plans based upon the average balance invested by each plan in each of the individual funds of the Master Trust. Investment income for the Master Trust is as follows:

	Year Ended December 31,
	2006	2005

Net (depreciation) appreciation in fair value of investments determined by quoted market price:
The Timken Company Common Stock Fund	$(29,486,575)	$62,912,449
Registered investment companies	19,973,017	15,627,808
Common collective funds	37,607,507	17,964,100

	28,093,949	96,504,357
Net appreciation in investment contracts	4,447,290	4,206,220
Interest and dividends	19,254,001	11,134,434

Total Master Trust	$51,795,240	$111,845,011

4. Non-Participant-Directed Investments
Information about the net assets and the significant components of changes in net assets related to non-participant-directed investments is as follows:

	December 31,
	2006	2005

Investments, at fair value:
Interest in Master Trust related to The Timken Company Common Stock Fund	$53,386,993	$62,038,687
Receivable:
Participants and Company contribution receivable	171,495	246,457

	$53,558,488	$62,285,144

The Hourly Pension Investment Plan
Notes to Financial Statements (continued)
4. Non-Participant-Directed Investments (continued)

Year Ended
December 31,
2006
Change in net assets:
Net depreciation in fair value of investments	$(5,127,289)
Dividends	1,141,798
Participants and company contributions	3,805,369
Benefits paid directly to participants	(3,123,963)
Expenses	(55,089)
Transfers to participant-directed accounts	(5,367,482)

$(8,726,656)

5. Investment Contracts
Investment contracts consist of a global wrap structure, or Stable Value Fund, with three fully benefit-responsive wrap contracts. The Stable Value Fund provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party which are backed by underlying assets owned by the Master Trust. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
As described in Note 2, because the investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contracts. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rates for the wrap contracts are calculated on a quarterly basis (or more frequently if necessary) using contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index, but cannot be less than zero.

The Hourly Pension Investment Plan
Notes to Financial Statements (continued)
5. Investment Contracts (continued)
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2006

Net assets available for benefits per the financial statements	$117,939,891
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(111,961)

Net assets available for benefits per the Form 5500	$117,827,930

The following is a reconciliation of investment income per the financial statements to the Form 5500:

December 31, 2006

Total investment income per the financial statements	$2,032,386
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(111,961)

Total investment income per the Form 5500	$1,920,425

The fully benefit-responsive investment contracts have been adjusted from fair value to contract value for purposes of the financial statements. For purposes of the Form 5500, the investment contracts will be stated at fair value.
6. Risks and Uncertainties
The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
7. Income Tax Status
The Plan has received a determination letter from the IRS dated April 3, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

The Hourly Pension Investment Plan
Notes to Financial Statements (continued)
8. Related-Party Transactions
Related-party transactions included the investments in the common stock of The Timken Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.
The following is a summary of transactions in Timken common shares with the Master Trust for the year ended December 31, 2006:

	Shares	Dollars

Purchased	1,912,796	$33,336,551
Issued to participants for payment of benefits	82,802	935,591
Dividends received	404,143	6,948,308
Benefits paid to participants include payments made in Timken common shares valued at quoted market prices at the date of distribution.
Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

Supplemental Schedules

The Hourly Pension Investment Plan
EIN #34-0577130      Plan #016
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
December 31, 2006

Total That Constitute
Participant Contributions	Nonexempt Prohibited
Transferred Late to the Plan	Transactions
$766	$766

The Hourly Pension Investment Plan
EIN #34-0577130      Plan #016
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
Year Ended December 31, 2006

Description of Investment,
Including Maturity Date,
Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
Lessor, or Similar Party	Par, or Maturity Value	Value

Participant notes receivable*	Interest rates ranging from
5.0% to 11.0% with
	various maturity dates	$8,267,916

*	Indicates party in interest to the Plan.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE HOURLY PENSION INVESTMENT PLAN

Date: June 27, 2007	By:	/s/ Scott A. Scherff Scott A. Scherff
Assistant Secretary